FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2013
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

OMA announces pricing of Global Public Secondary Offering of 60 million OMA shares

Mexico City, July 9, 2013 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, and Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announced today that the offering price for OMA’s 60,000,000 Series B shares offered by Aeroinvest, S.A. de C.V. (Aeroinvest), ICA’s indirect wholly owned subsidiary, was fixed at Ps.40.00 per Series B share and U.S.$24.76 per American Depositary Share (ADS). Each OMA ADS represents eight Series B shares. Closing is expected to take place on July 12, 2013.

The registered public offering consisted of 60,000,000 Series B shares, constituting an offer size of approximately U.S.$185.7 million, excluding options granted to the underwriters to purchase additional Series B shares. The international offering, in the United States and outside Mexico, consisted of 36,000,000 Series B shares, directly or in the form of ADSs, or 60% of the Series B shares offered. The Mexican offering consisted of 24,000,000 Series B shares, or 40% of the Series B shares offered.

The underwriters have a 30-day option to purchase an additional 9,000,000 Series B shares (equivalent to approximately U.S.$27.8 million). Of this total, 5,400,000 Series B shares were allocated to the international underwriters, and 3,600,000 Series B shares were allocated to the Mexican underwriters. The options may be exercised on a coordinated but independent basis among the international underwriters and the Mexican underwriters. The Series B shares being sold, including those subject to this option, total 69 million Series B shares and represent approximately 17.25% of OMA’s capital stock.

All of the Series B shares and ADSs will be sold by Aeroinvest, which will receive all the proceeds of the offering. OMA will not receive any proceeds from the offering, and its total number of outstanding Series B shares will not change as a result of the offering. ICA expects to retain a significant participation and the controlling interest in OMA through its ownership of OMA’s Series BB shares.

The international offering of Series B shares (directly and in the form of ADSs) was made in the United States and elsewhere outside of Mexico pursuant to an effective shelf registration statement on Form F-3 filed with the SEC and a prospectus supplement and accompanying prospectus, copies of which may be obtained by contacting BofA Merrill Lynch, 222 Broadway, New York, New York, 10038, Attn.: Prospectus Department or by email at dg.prospectus_requests@baml.com. The concurrent offering of Series B shares registered with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and listed for quotation with the BMV was made in Mexico, pursuant to a prospectus approved by the CNBV. The Mexican prospectus is available at the internet sites of the BMV (www.bmv.com.mx) and the CNBV (www.cnbv.gob.mx).

This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This press release contains various “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as “will,” “may,” “could,” “expect,” “anticipate,” “believes,” “intends,” “should,” “plans,” “estimates,” “approximate,” “guidance” and similar expressions in this press release that predict or indicate future events and trends and that do not report historical matters, although not all forward-looking statements contains these words. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to various factors, including (with respect to ICA) material changes in the performance or terms of its concessions, ability to obtain additional debt or equity financing on attractive terms, developments in legal proceedings, economic and political conditions and government policies in Mexico or elsewhere, inflation and exchange rates, regulatory developments, and customer demand and competition; and (with respect to OMA) governmental regulations governing airport operations, airport concessions, and maximum rates, air traffic volumes, U.S. and global economic activity, fuel prices, terrorist attacks, factors affecting Mexican tourism, and tax claims asserted by municipalities. These and other risk factors are set forth in ICA’s and OMA’s most recent filings on Form 20-F and in any filings or submissions the companies have made with the SEC subsequent to their most recent filings on Form 20-F. All forward-looking statements are based on information available to ICA and OMA on the date hereof, and neither ICA nor OMA assumes any obligation to update such statements.

About ICA

Empresas ICA, S.A.B. de C.V., is Mexico's largest construction and infrastructure operations company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest construction and infrastructure operations company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB).

For more information contact

ICA
Victor Bravo, CFO
vbravo@ica.mx

Gabriel de la Concha, CIO
gabriel.delaconcha@ica.mx

relacion.inversionistas@ica.mx
+52 (55) 5272 9991 ext.3696

OMA

José Luis Guerrero Cortés, CFO
jlguerrero@oma.aero
+52 (81) 8625 4300 ext. 308

In the United States:

Daniel Wilson, Zemi Communications
+1 (212) 689 9560
dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2013
Empresas ICA, S.A.B. de C.V.
/s/ ALONSO QUINTANA KAWAGE
Name: Alonso Quintana Kawage
Title: Chief Executive Officer